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Aron Izower	New York, NY 10022-7650
Direct Phone: +1 212 549 0393	+1 212 521 5400
Email: aizower@reedsmith.com	Fax +1 212 521 5450
reedsmith.com

September 18, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Loan Lauren Nguyen

Re:                             SFX Entertainment, Inc.

Amendment No. 4 to Registration Statement on Form S-1
Filed September 18, 2013
File No. 333-189564

Dear Ms. Nguyen:

On behalf of our client, SFX Entertainment, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated September 12, 2013 (the “Comment Letter”), relating to the Company’s third amendment (such amendment, “Amendment No. 3”) to the Registration Statement (the “Registration Statement”) on Form S-1 filed on August 29, 2013.  The Registration Statement was first publicly filed on June 25, 2013, as amended on July 18, 2013, August 12, 2013, and August 29, 2013, and had initially been submitted confidentially to the Commission on November 13, 2012, as amended on April 25, 2013.  This letter accompanies the fourth amendment to the Registration Statement publicly filed with the Commission on September 18, 2013 (such amendment, “Amendment No. 4”).  For the Staff’s reference, we have included both a clean copy of Amendment No. 4 and a copy marked to show all changes from Amendment No. 3.

Set forth below in bold are comments from the Comment Letter.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter.  Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in Amendment No. 4 in response to the Staff’s comment.  All page references in the responses set forth below refer to page numbers in Amendment No. 4.  Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 4.

NEW YORK • LONDON • HONG KONG • CHICAGO • WASHINGTON, D.C.  • BEIJING • PARIS • LOS ANGELES • SAN FRANCISCO • PHILADELPHIA • SHANGHAI • PITTSBURGH • HOUSTON

SINGAPORE • MUNICH • ABU DHABI • PRINCETON • NORTHERN VIRGINIA • WILMINGTON • SILICON VALLEY • DUBAI • CENTURY CITY • RICHMOND • GREECE •KAZAKHSTAN

Risk factors, page 14

Activities or conduct, such as illegal drug use, page 19

1.                                      We note press reports that indicate that the 2013 Electronic Zoo festival was shut down early after two drug related fan deaths.  If true, please revise this risk factor to discuss this recent cancellation of a portion of the 2013 Electronic Zoo festival due to drug related fan deaths.  In this regard, we note that this risk factor appears overly generic and should be revised to reference recent events that have impacted or may impact your business and operations.

The Company acknowledges the Staff’s comment and has revised the disclosure in the referenced risk factor on page 19, as well as in risk factors on pages 17 and 18.

Our investments in the ID&T Business and ID&T/SFX North America, page 32

2.                                      We note from your response to our prior comment 2 that board decisions that require unanimous consent are protective versus participating in nature and the company continues to have authority over significant financial decisions including budget, funding and obtaining credit for ID&T; however, your risk factor on page 32 states that most board decisions will require the consent of the managers appointed by the minority shareholders, and limit your ability to control key decisions relating to the operations and development of the ID&T Business.  In this regard, please reconcile these two statements and provide us with a summary of board decisions that require unanimous consent from the minority shareholder as part of your response.

The Company acknowledges the Staff’s comment and has revised the risk factor on page 32. Upon closing of the ID&T acquisition, the Company will hold a 75% ownership interest in the ID&T Business and will be entitled to appoint a majority of the board of the ID&T Business. Generally, a majority of the board has the right to approve the determination or approval of the nature and terms of any financing arrangement, the entity’s gross annual spending budget (but not the line items in event budgets or if such budget is less than the previous year’s budget) and the hiring and firing of the entity’s personnel (except “creative” employees) with the remaining decisions subject to minority approval. Important decisions that require minority approval include those that impact the use of intellectual property or threaten their minority interest (such as payments that may benefit the Company over their interest).

Decisions impacting the use of intellectual property include the following.

•                  Approval of line items in event budgets.

•                  Sale or acquisition of assets that relate to the production of festivals.

•                  Hiring and firing, and setting compensation for, employees whose primary responsibilities are creative.

•                  Appointment and compensation of officers generally.

•                  The sale or acquisition of subsidiaries (as the subsidiaries hold intellectual property).

Decisions that may threaten the minority holders’ interests include the following.

•                  Failing to distribute profits or making distributions other than on a pro rata basis.

•                  Requiring the ID&T Business to accept financing (though once it is determined that the business requires financing, the SFX managers determine the nature and terms of such financing).

•                  Year-to-year reductions in gross budgets (the minority holders cannot set the budget, but they must consent to reductions in the annual budget).

•                  Approval of budget guidelines (within the gross budget determined by SFX) and the entry into contracts or the making of expenditures in excess of such guidelines.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 59

3.                                      We note your response to our prior comment 5 and the executed version of the Membership Interest Purchase Agreement that has been included as Exhibit 10.45 to the registration statement; however, we were unable to find the employment agreements with Bindra and De Palma or the form of employment agreement referred to as Exhibit B on page 4 of the agreement.  Please supplementally provide the employment agreements in your next response to us.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has supplementally provided a copy of the form of employment agreement as Schedule I hereto.

4.                                      Refer to footnote (13) — We note your response to our prior comment 8.  Please revise footnote (13) to explain in further detail how you calculated or determined the weighted average shares included in the calculation of weighted average shares outstanding for the six month period ended June 30, 2013 for the shares issued for ID&T JV and for the ID&T Option.

The Company acknowledges the Staff’s comment and has revised the disclosure in footnote (13) to expand the discussion of the weighted average shares outstanding in regard to the pro forma adjustment for the six months ended June 30, 2013. In the enhanced disclosure, the Company clarifies that the pro forma adjustment takes into consideration the issuance date of the 2,000,000 shares issued for the ID&T JV on March 15, 2013, and the 2,000,000 shares issued for the ID&T Option on March 20, 2013, and also adjusts the weighted average pro forma calculation as if these shares had been issued on January 1, 2012, and, therefore, were outstanding for the full six month period ended June 30, 2013.

Management’s Discussion and Analysis, page 72

Critical Accounting Policies and Estimates, page 92

Stock-Based Compensation, page 92

Valuations of Common Stock, page 93

5.                                      We note the changes that have been made to pages 102-107 of MD&A in response to our prior comment 10.  Please continue to update this section. Once you have finalized the valuation of stock based compensation for grants issued subsequent to June 30, 2013 and determined the expected pricing of the shares to be issued in your initial public offering, please revise your discussion on page 102-107 of MD&A to explain each significant factor contributing to the difference between fair value determined from your latest valuation obtained subsequent to June 30, 2013 and the estimated IPO price.

The Company acknowledges the Staff’s comment and has revised the discussion on pages 106 through 109 in response to the Staff’s comment.

Contractual and Commercial Commitments, page 99

6.                                      The amount reflected in the table of your contractual obligations as of June 30, 2013, on a pro forma basis, for the First Lien Term Loan Facility of $83,038 does not appear to include the unamortized original issue discount of $1,367 as you have indicated in footnote (a) to the table.  Please advise or revise.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the $83,038 is derived from the principal amount outstanding under the First Lien Term Loan Facility of $75,000, plus the interest costs to maturity of $8,038.  The Company further advises the Staff that the $75,000 is inclusive of the original issue discount.

Certain relationships and related party transactions, page 150

7.                                     We note from page 151 that on August 20, 2013, Mr. Sillerman personally guaranteed the additional $10.5 million under the First Lien Term Loan Facility and that your independent directors are presently considering appropriate consideration for Mr. Sillerman’s guarantee of the additional loan amount.  In this regard, please revise your notes to the pro forma financial statements to discuss the fact that additional consideration is being considered by the board for the guarantee for the additional $10.5 million loan amount as it is not apparent from your current disclosures.  Once your board has determined the consideration to be issued to Mr. Sillerman, please revise your pro forma financial statements and related footnotes, accordingly.  The notes to your interim financial statements should be similarly revised.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has updated footnote (14) to the pro forma financial statements and the interim financial statements to reflect the determination by the board of directors to issue Mr. Sillerman 233,000 shares of common stock with a three-year vesting period in connection with the services Mr. Sillerman provided with respect to the amendment to the First Lien Term Loan Facility on August 20, 2013, including the extension of his personal guarantee of the additional $10.5 million under the First Lien Term Loan Facility. The Company further advises the Staff that it will disclose the estimated compensation charge based on the midpoint of the offering range once determined. The compensation charge will be amortized over the three-year vesting period.

SFX Entertainment Inc. Financial Statements

Note 19. Subsequent Events, page F-45

8.                                      Please revise Note 19 to explain the company’s planned accounting treatment for the earn-out payments to be made to the sellers of Made under the terms of the acquisition agreement.  Your revised disclosure should also explain the basis or rationale for the planned accounting treatment that will be used for these payments.  Note 17 to your interim financial statements should be similarly revised.

The Company acknowledges the Staff’s comment and has revised Note 19 of the annual financial statements and Note 17 of the interim financial statements to disclose the Company’s preliminary assessment of these payments in a manner that is consistent with the disclosure the Company has made in the notes to the unaudited pro forma condensed combined financial statements. However, the Company notes that, because its acquisition of Made has not been consummated, the fair value and final accounting treatment may change once the transaction has been consummated and the Company finalizes the accounting for the acquisition.

Interim Financial Statements, page F-55

Consolidated Statements of Cash Flows, page F-59

9.                                      Reference is made to the line item caption “Advance with respect to ID&T and Huka” of $(9,300) million under cash flow from investing activities for the six months ended June 30, 2013.  Please tell us and revise your notes to describe the nature and amount of the advance to Huka as it is not apparent from your current footnote disclosures.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the advance was made to an entity that the Company entered into an asset contribution agreement with on December 31, 2012, as discussed in the Company’s annual financial statements. The entity was unable to meet certain required conditions prior to the transfer of consideration. As a result the agreement was rescinded in April 2013. In connection with the rescission, the Company advanced a $1,800 loan to the principals of the entity which is to be repaid from a portion of the future operating revenues of the entity. The Company has added disclosure regarding the advance in Note 10 of the interim financial statements.

Basis of presentation and principles of consolidation, page F-60

10.                                     We note from the disclosure included on page F-60 that the company’s unaudited pro forma balance sheet as of June 30, 2013 gives effect to the conversion of 5,000,000 shares ($29,380) of common stock from temporary equity to stockholders’ equity resulting from the termination of the repurchase rights upon an effective Initial Public Offering.  Please explain why the amount reclassified to permanent equity in connection with the offering as reflected in the pro forma balance sheet on page F-56 differs from that reflected in the adjustment to the pro forma balance sheet on page 57 of 17,430,000 shares in the amount of $(84,030,000).  As part of your response and your revised disclosures, please revise footnote (9) on page 72 to disclose the specific shares that will convert to permanent equity in connection with the offering.

The Company acknowledges the Staff’s comment and has expanded the disclosure in footnote 9 of the pro forma financial statement to clarify that 5 million shares ($29,380) classified in temporary equity will be reclassified to permanent equity resulting from the termination of the repurchase rights upon an effective offering. The put rights attached to the remaining 12.34 million shares ($54,200) of common stock will terminate in connection with the Company’s planned registration for resale by the selling stockholders of shares of common stock.  In addition, the Company has added additional disclosure in the footnotes to the interim financial statements to clarify this difference.

Note 10. Business Combinations, page F-69

11.                               We note from your response to our prior comment 2 that the company is solely required to fund the operations of the ID&T JV and will reap the greater share of the ID&T JV profits.  Please revise Note 10 to include disclosure indicating that the company is solely responsible for funding the losses of the ID&T JV and disclose the terms of the joint venture arrangement that will allow the company to reap the greater share of the ID&T JV profits when generated.

The Company acknowledges the Staff’s comment and has revised footnote 10 of the interim financial statements to reflect that the Company is solely responsible for funding the ID&T JV operations and is entitled to repayment of a portion of loans to the ID&T JV, including commercially reasonable interest or a commercially reasonable preferred return to the extent that the ID&T JV’s operations that are funded by equity contributions, prior to the ID&T JV making distributions of surplus cash to the members. The Company has also disclosed that distributions of surplus cash are made in proportion to the members’ equity interests so that a majority of surplus cash will be distributed to the Company.

Totem Onelove Group and Totem Industries Pty Ltd. Financial Statements

Principals of combination, page F-243

12.                               Please revise the disclosures on page F-243 of the audited financial statements to explain your basis or rationale for presenting combined financial statements for Totem Industries Pty Ltd. and Totem Onelove Group.  Your revised disclosures should be consistent with those provided in Note 1 to your interim financial statements included on page F-259 of the registration statement that were previously revised in response to the staff’s prior comments.

The Company acknowledges the Staff’s comment and has revised Note 1 to the annual financial statements on F-244 to include the disclosure related to the principals of combination in a consistent manner to the disclosure in the interim financial statements on F-260.

Made Event, LLC and EZ Festivals, LLC

Note 6. Subsequent Events, page F-279

13.                                     Please revise to indicate the specific date through which the company has considered subsequent events in preparing the combined financial statements and notes thereto.

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-280.

The Company has also included in Amendment No. 4 the graphic materials and artwork that it intends to include in the prospectus. The artwork includes images and photographs taken at certain of the Company’s and its planned acquisition targets’ events and festivals, the logos of the Company’s and its planned acquisition targets’ various brands, graphic representations of the Company’s digital platform and business generally, and the Company’s interpretation of the electronic music culture (“EMC”) lifecycle.  The Company intends for the prospectus to contain a “gatefold” front cover, meaning that the front cover will fold out to present a two-page spread with graphic materials and artwork on the inside and outside of the cover.  The Company does not expect to include any additional artwork in the prospectus.

If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 549-0393.

Sincerely,
/s/ ARON IZOWER
Aron Izower
Reed Smith LLP

Attachments

cc:                                Howard J. Tytel, SFX Entertainment, Inc.

Schedule 1

EXECUTIVE EMPLOYMENT AGREEMENT

This EXECUTIVE EMPLOYMENT AGREEMENT (“Agreement”) is made as of              , 2013 and effective as of the Closing Date (as defined in the MADE Purchase Agreement), by and between [NewCo] LLC, a Delaware limited liability company, (together with its successors and assigns, the “Company”) and [Mike Bindra/Laura De Palma] (“Executive”).

R E C I T A L S

WHEREAS, simultaneously with the execution of this Agreement, Executive entered into that certain Membership Interest Purchase Agreement (the “Purchase Agreement”), dated           , 2013, by and among MADE Event, LLC (“MADE”), SFX Acquisition, LLC, a Delaware limited liability company (“Buyer”), SFX Entertainment, Inc., a Delaware corporation (the “Parent”), EZ Festivals, LLC, a New York limited liability company (“EZ”) and Laura De Palma (“De Palma”);

WHEREAS, the execution and delivery of this Agreement by the Company and Executive is a condition precedent to consummation of the transactions contemplated by the Purchase Agreement; and

WHEREAS, the Company desires to continue to employ Executive and Executive desires to continue to be employed by the Company as the Company’s [Title].

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants and conditions herein, and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereby agree as follows:

A G R E E M E N T

1.                                      Employment and Term.   The Company hereby agrees to employ Executive and Executive hereby accepts employment by the Company on the terms and conditions herein set forth.  Executive’s term of employment by the Company under this Agreement (the “Term”) shall commence on the First Closing Date (as defined in the Purchase Agreement) (the “Effective Date”) and shall terminate on the day immediately following the fifth (5th) anniversary of the First Closing Date; provided, however, that the Term may thereafter be extended for additional one-year periods upon the mutual agreement of the parties. The definition of “Term” shall include any extensions pursuant to this Agreement. Notwithstanding the foregoing, Executive’s employment may be earlier terminated in accordance with the provisions of Section 5 below.

2.                                      Position, Duties and Responsibilities; Location.

2.1                                       Position and Duties.   Executive shall be employed as [Title] of the Company and Executive shall report to Board of Directors of the Company and shall have such duties, powers and responsibilities as are customarily assigned to a like executive of a similarly situated company, including exercising creative and operational control of the Company, which duties, powers and responsibilities shall include day to day management of the Company and events that are managed, promoted and/or controlled by the Company or its subsidiaries, subject to the budget and other corporate practices as determined by the Company. In addition, Executive shall have such other duties and responsibilities, consistent with [her/his] position as the Board of Directors of the Company (the “Board”) may reasonably assign [her/him]. Notwithstanding the foregoing, the Board shall not require Executive to provide services to any affiliated entity, other than MADE or EZ, without the consent of Executive.

2.2                                       Exclusive Services and Efforts.   Executive agrees to devote [her/his] efforts, energies, and skill to the discharge of the duties and responsibilities attributable to [her/his] position and, except as set forth herein, agrees to devote substantially all of [her/his] professional time and attention during the Term exclusively to the business and affairs of the Company. It is expressly understood and agreed that, during the Term, Executive will not be employed by, render services to, or represent, any other person, firm or company engaged in a business of a similar nature or in competition with the Company or the Parent without the prior written consent of the Company or the Parent, as applicable. Executive also agrees that [she/he] shall not take personal advantage of any business opportunities which arise during [her/his] employment, whether or not the Company or the Parent could or could not objectively finance such opportunity, and which in [her/his] good faith judgment may benefit the Company or the Parent and are within the scope of the Company’s or the Parent’s then business or natural extension thereof without the consent of the Board. Notwithstanding the foregoing, Executive shall be entitled to engage in (a) service on the board of directors of not-for-profit organizations, (b) other charitable activities and community affairs, and (c) management of [her/his] personal and family investments and affairs, in each case to the extent such activities do not either individually or in the aggregate, materially interfere with the performance of [her/his] duties and responsibilities to the Company.

2.3                                       Compliance with Policies.   Executive shall be subject to the Bylaws, policies, codes of conduct, including clawback policies, practices, procedures and rules of the Company and the Parent.

2.4                                       Location.   Executive’s principal places of business will be at: (i) MADE’s current office locations in either Long Island City, New York or in Alford, Massachusetts; or (ii) at such other location as the Executive shall choose and determine subject to the consent of the Company (such consent not to be unreasonably withheld or delayed), including available offices of Parent or Buyer, so long as such other location does not result in any additional cost to the Company. If, and to the extent that, Executive’s principal place of business is located in or shares space with Executive’s primary or other residence, then an allocation shall be made on a reasonable basis by the Company for the costs and expenses incurred in connection with such shared space and Executive shall bear the portion of the cost and expense relating to the residence.

3.                                      Compensation.

3.1                                       Base Salary.   During the Term, the Company hereby agrees to pay to Executive an annualized base salary of Three Hundred Thousand Dollars ($300,000) (the “Salary”), subject to all applicable federal, state and local income and employment taxes and other required or elected withholdings and deductions, payable in equal installments on the Company’s regularly-scheduled paydays as it is earned. Executive’s Salary will be reviewed from time to time by the Board and may be increased based upon such factors as the Board may deem relevant.

3.2                                       Bonuses.   On an annual basis, the Board may grant Executive cash or equity bonuses in amounts to be determined by the Board should the Board, in its sole discretion, deem the same appropriate in light of Executive’s performance or the Company or the Parent’s financial performance; provided, however, that the failure of the Board to award any such bonus shall not give rise to any claim against the Company or the Parent.

3.3                                       Long-Term Incentive Compensation.   Executive shall be entitled to participate in such equity incentive plans of the Company and/or Parent to the extent that other senior executives of the Parent participate in such equity incentive plans. The grant of any equity incentive awards shall be at the discretion of the Board of Directors of Parent.

4.                                      Employee Benefits; Etc.

4.1                                       Participation in Benefit Plans.   During the Term, Executive shall be entitled to participate in all such health, 401k, group insurance, welfare, pension, vacation, sick-leave, long-term disability and other employee benefit plans, programs and arrangements as are made generally available from time to time to senior executives of the Parent (which shall include all customary health, life insurance and disability plans), such participation in each case to be on terms and conditions no less favorable to Executive than to other senior executives of the Parent generally. Executive’s rights and entitlements with respect to any benefits shall be subject to the provisions of the relevant plans, contracts or policies providing such benefits. Nothing contained herein shall be deemed to impose any obligation on the Company to maintain or adopt any such plans, policies or contracts or to limit the Company’s right to modify or eliminate such plans, policies or contracts in its sole discretion.

4.2                                       Vacation.   During the Term, Executive shall be entitled to three (3) weeks paid vacation per calendar year in accordance with, and subject to, the Company’s vacation policy, as it may change from time to time, with the timing of any such vacation to be agreed upon. Executive shall additionally be permitted such other vacation time as the Executive may request, without pay, so long as such additional vacation time doesn’t negatively affect Executive’s ability to carry out [his/her] duties hereunder.

4.3                                       Expenses.   The Company shall reimburse Executive for all necessary and reasonable out-of-pocket travel and other business expenses incurred by Executive, which relate to Executive’s duties hereunder, in accordance with the Company’s relevant policies in effect from time to time.

5.                                      Termination.

5.1                                       General.   The Board may terminate Executive’s employment for any reason or no reason, and Executive may terminate [her/his] employment for any reason or no reason, in either case subject to the terms of this Agreement. In the event of the termination (i) by Executive of his employment hereunder for any reason other than for Good Reason; or (ii) in the event Executive’s employment is terminated by the Board for Cause, [she/he] shall promptly resign from the Board, any other board or committee, and any other position [she/he] then holds that is affiliated with the Company or the Parent or that [she/he] was holding at the Company’s or the Parent’s request. For purposes of this Agreement, the following terms have the following meanings:

(a)                                         “Accrued Obligations” shall mean: any unpaid expense or other reimbursements due pursuant to Section 4.3 hereof or otherwise.

(b)                                         “Cause” shall mean any of the following: (i) deliberate failure to devote substantially all of Executive’s business time and best efforts to [her/his] duties, except as otherwise provided herein; (ii) Executive is indicted for a felony; (iii) in carrying out [her/his] duties hereunder, Executive engages in conduct that constitutes gross misconduct, or gross neglect and that, in either case, results in material economic or reputational harm to the Company or its future business prospects, the Parent or its future business prospects or which otherwise materially impairs Executive’s ability to effectively carry out [her/his] duties hereunder; (iv) Executive’s material violation of this Agreement or any material Company or Parent policy; or (v) Executive refuses to perform, or repeatedly fails to undertake good faith efforts to perform, the duties or responsibilities on behalf of the Company reasonably assigned to [him/her] (consistent with Section 2). For purposes of this Agreement, Cause shall not be deemed to exist unless, following the initial existence of one of the conditions specified in clauses (i), (iv) or (v) above and only to the extent such condition can be remedied, the Executive fails to remedy the condition within thirty (30) days after receipt of notice thereof.

(c)                                          “Disability” shall mean Executive’s inability to substantially fulfill [her/his] duties on behalf of the Company for a continuous period of six (6) months. If there is any disagreement between the Company and Executive as to Executive’s Disability or as to the date any such Disability began or ended, the same shall be determined by a physician mutually acceptable to the Company and Executive whose determination shall be conclusive evidence of any such Disability and of the date any such Disability began or ended.

(d)                                         “Good Reason” shall mean any of the following:

(i)                                            the assignment to the Executive by the Company of duties in connection with, or a substantial alteration in the nature or status of, Executive’s responsibility on the later of the date of this Agreement or on the last date on which such responsibilities are increased;

(ii)                                         a reduction by the Company in the Executive’s base salary as in effect on the later of the date of this Agreement or the last date on which such base salary is increased:

(iii)                                      any material breach by the Company of any provision of this Agreement; provided, however, that the Executive shall give written notice to the Company which shall indicate those specified provisions in this Agreement relied upon and which shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for such termination;

(iv)                                      any failure by the Company to obtain the assumption of this Agreement by any successors or assigns of the Company; or

(v)                                        the Company’s material breach of any term or condition of the Operating Agreement, except to the extent that such breach was caused by malfeasance or negligence by the Executive.

(e)                                  For purposes of this Agreement, Good Reason shall not be deemed to exist unless the termination of Executive’s employment for Good Reason occurs within one hundred twenty (120) days following the Executive’s actual knowledge of the initial existence of one of the conditions specified in clauses (i) through (v) above, Executive provides the Company with written notice of the existence of such condition within thirty (30) days after becoming aware of the initial existence of the condition, and the Company fails to remedy the condition within thirty (30) days after its receipt of such notice.

(f)                                   “Termination Date” shall mean the date on which Executive’s employment hereunder terminates in accordance with this Agreement.

5.2                                     Termination by the Company Without Cause.   Subject to Section 5.7, in the event that Executive’s employment is terminated by the Company without Cause, Executive shall be entitled to receive on the Termination Date the Accrued Obligations plus a lump sum payment, payable within thirty (30) days of the Termination Date, in an amount equal to any and all unpaid salary through the end of the Term (the fifth (5th) anniversary of the First Closing Date) of this Agreement.

5.3                                       Termination for Good Reason.

(a)                                 Subject to Section 5.7, if the Executive’s employment shall be terminated by the Executive for Good Reason, then the Company shall pay to the Executive on the Termination Date as severance pay, the Accrued Obligations plus a lump sum payment, payable within thirty (30) days of the Termination Date, in an amount equal to any and all unpaid salary through the end of the Term (the fifth (5th) anniversary of the First Closing Date) of this Agreement.

(b)                                 The Executive shall not be required to mitigate damages or the amount of any payment provided for under this Agreement by seeking other employment or otherwise, nor shall the amount of any payment provided for under this Agreement be reduced by any compensation earned by the Executive as a result of employment by another employer or by retirement benefits, after the date of termination, or otherwise.

(c)                                  The provisions of this Agreement, and any payment provided for hereunder, shall not reduce any amounts otherwise payable, or in any way diminish the Executive’s existing rights, or rights which would accrue solely as a result of the passage of time, under any benefit plan of the Company, or other contract, plan or arrangement, or pursuant to applicable law.

5.4                               Death.   Executive’s employment shall terminate in the event of [her/his] death. Subject to Section 5.7, in the event that Executive’s employment hereunder is terminated due to [her/his] death, the Term shall expire on the Termination Date and [she/he] and/or [her/his] estate or beneficiaries (as the case may be) shall be entitled to the Accrued Obligations plus a lump sum payment, payable within thirty (30) days following the Termination Date, in an amount equal to six (6) months’ of Executive’s base salary as in effect immediately prior to the Termination Date.

5.5                               Disability.   Either Executive or the Company may terminate Executive’s employment in the event of [her/his] Disability (provided that no termination of Executive’s employment hereunder for Disability shall be effective unless the party terminating Executive’s employment first gives at least five (5) days’ written notice of such termination to the other party). Subject to Section 5.7, in the event that Executive’s employment hereunder is terminated due to [her/his] Disability, the Term shall expire on the Termination Date and [she/he] and/or [her/his] estate or beneficiaries (as the case may be) shall be entitled to the Accrued Obligations plus a lump sum payment, payable within thirty (30) days following the Termination Date, in an amount equal to six (6) months’ of Executive’s base salary as in effect immediately prior to the Termination Date.

5.6                               Termination by the Company For Cause, by Executive not for Good Reason, or Nonrenewal of Term by Executive.   In the event that Executive’s employment hereunder is terminated by the Company for Cause, by Executive for any reason other than for Good Reason, or Executive elects not to renew or extend the Term, the Term shall expire as of the Termination Date and Executive shall be entitled to the Accrued Obligations to be paid by December 31 of the year in which the Termination Date occurs.

5.7                               Release.   Executive’s entitlement to the payments described in Sections 5.2, 5.3, 5.4, 5.5 and 5.6 (other than the Accrued Obligations) is expressly contingent upon Executive (or, in the event of Executive’s death, Executive’s beneficiaries) first providing the Company with a signed general release of claims arising out of the Executive’s employment and termination of the Executive’s employment, but excluding claims and causes of action relating to (i) the Company’s obligations to make payments after termination of employment pursuant to the express terms of this Agreement or (i) the Purchase Agreement or any other agreement entered into in connection with the transactions contemplated thereby, in favor of the Company and the Parent substantially in the form attached hereto as Exhibit A (the “Release”) and not revoking such Release for a period of seven days after its execution or thereafter. In order to be effective, the Release must be delivered by Executive to the Parent no later than forty-five (45) days following the Termination Date.

6.                                              Other Tax Matters.

6.1                               The Company shall withhold all applicable federal, state and local taxes, social security and workers’ compensation contributions and other amounts as may be required by law with respect to compensation payable to Executive pursuant to this Agreement.

6.2                               Notwithstanding anything herein to the contrary, this Agreement is intended to be interpreted and applied so that the payment of the benefits set forth herein either shall either be exempt from the requirements of Section 409A of the Code (“Section 409A”) or shall comply with the requirements of such provision. Notwithstanding any provision of this Agreement to the contrary, if Executive is a “specified employee” within the meaning of Section 409A, any payments or arrangements due upon a termination of Executive’s employment under any arrangement that constitute a “nonqualified deferral of compensation” within the meaning of Section 409A and which do not otherwise qualify under the exemptions under Treas. Regs. Section 1.409A-1 (including without limitation, the short-term deferral exemption or the permitted payments under Treas. Regs. Section 1.409A-1(b)(9)(iii)(A)), shall be delayed and paid or provided on the earlier of (i) the date which is six months after Executive’s “separation from service” (as such term is defined in Section 409A and the regulations and other published guidance thereunder) for any reason other than death, and (ii) the date of Executive’s death.

6.3                               After any Termination Date, Executive shall have no duties or responsibilities that are inconsistent with having a “separation from service” within the meaning of Section 409A as of the Termination Date and, notwithstanding anything in the Agreement to the contrary, distributions upon termination of employment of nonqualified deferred compensation may only be made upon a “separation from service” as determined under Section 409A and such date shall be the Termination Date for purposes of this Agreement. Each payment under this Agreement or otherwise shall be treated as a separate payment for purposes of Section 409A. In no event may Executive, directly or indirectly, designate the calendar year of any payment to be made under this Agreement which constitutes a “nonqualified deferral of compensation” within the meaning of Section 409A and to the extent an amount is payable within a time period, the time during which such amount is paid shall be in the discretion of the Company.

6.4                               To the extent that any reimbursements pursuant to Section 4 or otherwise are taxable to Executive, any reimbursement payment due to Executive pursuant to such Section shall be paid to Executive on or before the last day of Executive’s taxable year following the taxable year in which the related expense was incurred. The reimbursements pursuant to Section 4 or otherwise are not subject to liquidation or exchange for another benefit and the amount of such reimbursements that Executive receives in one taxable year shall not affect the amount of such reimbursements that Executive receives in any other taxable year.

7.                                      Confidentiality.   Other than in the ordinary course of [her/his] duties for the Company, unless [she/he] obtains the prior written consent of the Parent, Executive shall at all times keep confidential and shall refrain from using, disclosing, disseminating, publishing, or causing to be used, disclosed, disseminated or published, for the benefit of himself, or any person or entity other than the Parent or its subsidiaries, any Confidential Information (unless such Confidential Information is readily ascertainable from public or published information or trade sources or has otherwise been made available to the public through no fault of [her/his] own) until the same ceases to be material (or becomes so ascertainable or available); provided, however, that nothing in this Section 7 shall prevent Executive, with or without the Parent’s consent, from participating in or disclosing Confidential Information in connection with (i) any judicial or administrative investigation, inquiry or proceeding pursuant to which Executive is required by law or by a court, government agency or legislative body to divulge, disclose or make accessible such information, in which case Executive shall provide the Parent with prompt written notice or (ii) the Parent’s public reporting requirements to the extent that such participation or disclosure is required under applicable law. “Confidential Information” means (A) confidential or proprietary information or trade secrets of or relating to Parent, the Company, Buyer, EZ, MADE, or any of their subsidiaries or affiliates (collectively, the “Company Group”) including, without limitation, intellectual property in the form of patents, trademarks and copyrights and applications thereof, ideas, inventions, works discoveries, improvements, information, documents, formulae, practices, processes, methods, developments, source code, modifications, technology, techniques, data, programs, other know-how or materials, in each case, that are confidential and/or proprietary and owned, developed or possessed by the Company Group, whether in tangible or intangible form or (B) confidential or proprietary information with respect to the Company Group’s operations, processes, products, inventions, business practices, strategies, business plans, finances, principals, vendors, suppliers, customers, potential customers, marketing methods, costs, prices, contractual relationships, regulatory status, prospects and compensation paid to employees or other terms of employment.

8.                                      Non-Disparagement.   During and after the Term, Executive and Company Group each agree not to make, publish or communicate to any person or entity or in any public forum (including, without limitation, on the internet, to the media, via published material, to analysts or in comparable forums) any comments or statements (written or oral) that criticize, denigrate or disparage, or are detrimental to, the reputation or stature of any member of the Company Group or the Executive, respectively, or their businesses, or any of their respective affiliates, officers, directors, employees or agents; provided, however, that nothing in this Agreement shall restrict Executive or the Company Group from making truthful statements (a) when required by law, subpoena, court order or the like; (b) when requested by a governmental, regulatory, or similar body or entity; (c) in confidence to a professional advisor for the purpose of securing professional advice; (d) in the course of performing [her/his] duties during the Term; (e) from rebutting any statement made or written about him or it; or (f) from making normal competitive statements about the business or products of any member of the Company Group.

9.                                      Non-Competition.   During the Term and for a period of one (1) year following the Termination Date, Executive shall not, directly or indirectly, (a) solicit, induce or cause any person or entity with which Executive, De Palma or any member of the Company Group had a business relationship with respect to the Business (as defined in the Purchase Agreement) (a “Restricted Person”) to reduce or terminate such person’s or entity’s business relationship with any member of the Company Group or any of their respective affiliates or their successors or assigns, in each case with respect to the Business (as defined in the Purchase Agreement) or any portion of the business of the Company, Buyer, Parent or any of their respective Affiliates or their successors or assigns in which the Executive actually participates or participates in the planning thereof, approach any such person or entity for any such purpose, authorize or assist in the taking of any of such actions for any such purpose, or authorize or assist in the taking of any such actions by any person or entity, (b) engage in any Restricted Activity, (c) acquire, or own in any manner, any interest in any entity that engages in any Restricted Activity, or that engages in any business, activity or enterprise that competes with any aspect of any of Restricted Activity, or (d) have an interest in (whether as an owner, director, officer, partner, member, manager, joint venturer, lender, shareholder, vendor, consultant, employee, advisor, agent, independent contractor or otherwise), or otherwise participate in the management or operation of, any entity that engages in any Restricted Activity or in any business, activity or enterprise that competes with any Restricted Activity; except that this Section 9 will not apply to the ownership of less than five percent (5%) of the outstanding stock of any entity that has a class of securities that is publicly traded. “Restricted Activity” means (a) any activity (including engaging in any business related to electronic dance music, music festivals, and night clubs) that is, or would reasonably be deemed to be, competitive with (i) any aspect of the Business (as defined in the Purchase Agreement) (A) as operated prior to the date of this Agreement or (B) as contemplated by Executive, De Palma, Made, or EZ to be operated in the future as of the date of this Agreement, or (ii) any business in which any member of the Company Group and/or any of their respective affiliates are engaged or proposed to be engaged as of the date of this Agreement, in which any member of the Company Group or its respective affiliates intends to be engaged and in which the Executive actually participates or participates in the planning thereof or which Executive becomes aware of while working for the Company solely as a result of his employment; (b) promoting any live music event within 100 miles of the city limits of New York, New York; (c) promoting any electronic dance music event; (d) promoting any festival or other activity making use of, as a promotion or otherwise, the phrase “Electric Zoo” or any variation on that phrase; or (e) any action that prevents or materially restricts or impairs the ability of the Company Group or any of their affiliates from promoting the annual electronic dance music festival referred to as “Electric Zoo Festival” (the “Festival”) in substantially the same manner as the Festival was promoted prior to the date of this Agreement, including the entry into any contract with any person or entity that prevents or materially restricts or impairs such person’s or entity’s ability to provide services with respect to any Festival in the same manner as such person or entity provided such services prior to the date of this Agreement.

10.                               Non-Solicitation.   During the Term and for a period of eighteen(18) months following the Termination Date, Executive shall neither, directly nor indirectly, hire, solicit, or recruit any Restricted Person, other than accountants, attorneys and other professionals that have provided services to Executive, De Palma, Made, or EZ, or attempt to persuade any Restricted Person to terminate such Restricted Person’s employment, consulting, advisory, or other services contract or arrangement with any member of the Company Group or any of their affiliates. Notwithstanding the foregoing, Executive shall not be deemed to have breached this Section by soliciting [her/his] executive assistant to leave [her/his] employment with the Company Group.

11.                               Notices.   Except as otherwise specifically provided herein, any notice, consent, demand or other communication to be given under or in connection with this Agreement shall be in writing and shall be deemed duly given when delivered personally, when transmitted by facsimile transmission, one (1) day after being deposited with Federal Express or other nationally recognized overnight delivery service or three (3) days after being mailed by first class mail, charges or postage prepaid, properly addressed, if to the Company, at its principal office, if to the Parent, at its principal office, and, if to Executive, at [her/his] last address on file with the Company. Any party may change such address from time to time by notice to the others. A copy, which shall not constitute notice, of any notice hereunder delivered to the Executive shall be delivered to the Law Offices of Jeffrey Gandel, 1623 Third Avenue, Suite 22A, New York, New York 10128, Attn: Jeffrey Gandel, Fax: (212) 289-0686 in the same manner as it is delivered to the Executive.

12.                               Governing Law.   This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of New York, exclusive of any choice of law rules.

13.                               Arbitration; Legal Fees.   To ensure the timely and economical resolution of disputes that may arise in connection with Executive’s employment with the Company, Executive, the Company and the Parent each agree that any and all disputes, claims, or causes of action arising from or relating to the enforcement, breach, performance, negotiation, execution, or interpretation of this Agreement, Executive’s employment, or the termination of Executive’s employment, including but not limited to statutory, contractual and other claims, other than a dispute relating to the restrictions in Sections 7, 8, 9 and 10 in which the exclusive relief sought is an equitable remedy such as an injunction, shall be resolved to the fullest extent permitted by law by final, binding and confidential arbitration, by a single arbitrator, in New York, New York, conducted by JAMS, Inc. (“JAMS”). The arbitration shall be conducted in accordance with the applicable employment rules of JAMS then in effect and the requirements of New York law and the Federal Arbitration Act (9 U.S.C., Sections 1-14) regarding the terms and enforcement of arbitration agreements. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law, and (b) issue a written arbitration decision, to include the arbitrator’s essential findings and conclusions and a statement of the award. The arbitrator shall be authorized to award any or all remedies that Executive, the Company or the Parent would be entitled to seek in a court of law. In the event of any material contest or dispute relating to this Agreement or the termination of Executive’s employment hereunder, each of the parties shall bear its own costs and expenses unless the arbitrator determines otherwise.

14.                               Amendments; Waivers.   This Agreement may not be modified or amended or terminated except by an instrument in writing, signed by Executive and a duly-authorized officer of the Company (other than Executive). By an instrument in writing similarly executed, either party may waive compliance by the other party with any provision of this Agreement that such other party was or is obligated to comply with or perform; provided, however, that such waiver shall not operate as a waiver of, or estoppel with respect to, any other or subsequent failure.

15.                               Assignment.   Except as otherwise specifically provided herein, this Agreement, and Executive’s rights and obligations hereunder, may not be assigned by Executive or the Company and any attempt to do so shall be null and void. The Company may assign its rights, together with its obligations, hereunder to an affiliate or subject to the Termination provisions of Section 5 hereof, in connection with any sale, transfer or other disposition of all or substantially all of its business or assets of the Company or Parent; in any event the rights and obligations of the Company hereunder shall be binding on its successors or assigns, whether by merger, consolidation or acquisition of all or substantially all of its business or assets. This Agreement shall inure to the benefit of, and be binding upon, Executive and [her/his] executors, administrators, heirs and legal representatives.

16.                               Headings.   The headings of the Sections and sub-sections contained in this Agreement are for convenience only and shall not be deemed to control or affect the meaning or construction of any provision of this Agreement.

17.                               Severability.   Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but the invalidity or unenforceability of any provision or portion of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision or portion of any provision, in any other jurisdiction. Moreover, if any of the provisions contained in this Agreement are determined by a court of competent jurisdiction to be excessively broad as to duration, activity, geographic application or subject, it shall be construed, by limiting or reducing it to the extent legally permitted, so as to be enforceable to the extent compatible with then applicable law.

18.                               Counterparts.   This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same instrument. Signatures delivered by facsimile or e-mail (as a .pdf, .tif or similar un-editable attachment) shall be effective for all purposes.

19.                               Entire Agreement.   This Agreement contains the entire agreement of the parties and supersedes all prior or contemporaneous negotiations, correspondence, understandings and agreements between the parties regarding the subject matter of this Agreement.

IN WITNESS WHEREOF, this Agreement has been duly executed by or on behalf of the parties hereto as of the date first above written.

[NEWCO, LLC]:

By:
Name:
Title:

EXECUTIVE:

Name:

Acknowledged and Agreed:

SFX ENTERTAINMENT, INC.

By:
Name:
Title:

Exhibit A

Release

(see attached.)